As filed with the Securities and Exchange Commission on July __, 1999.
                                                      Registration No.__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         INSIDER TRAVEL DEALS.COM, INC.
             (Exact name of registrant as specified in its charter)

          Nevada                                                    87-063399
  (State or jurisdiction of      ________________________           (I.R.S.
incorporation or organization)  (Primary Standard Industrial     Identification)
                                 Classification Code Number)

                               5252 Edgewood Drive
                                 Provo, UT 84604
                                 (801) 222-9414
(Address, including zip code, and telephone number, including area code, of principal executive offices)

                                James E. Solomon
                               5252 Edgewood Drive
                                 Provo, UT 84604
                                 (801) 222-9414
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                               Gregory E. Lindley
                             Ray, Quinney & Nebeker
                            79 South Main, Suite 500
                            Salt Lake City, UT 84111
                                 (801) 532-1500

Approximate date of proposed sale to the public:     As soon as practicable
                                                     following effectiveness of
                                                     the Registration
                                                     Statement.


                        CALCULATION OF REGISTRATION FEE
--------------------------- ---------------------- ----------------------- ---------------------- --------------------

                                                          Proposed               Proposed
      Title of Each                                       Maximum                 Maximum
   Class of Securities          Dollar Amount          Offering Price            Aggregate             Amount of
     to be Registered         to be Registered            Per Unit            Offering Price       Registration Fee


      Common Stock                $200,000                 $0.05                 $200,000                $100*

--------------------------- ---------------------- ----------------------- ---------------------- --------------------

*Minimum Fee
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                   PROSPECTUS

                         INSIDER TRAVEL DEALS.COM, INC.
                      5252 North Edgewood Drive, Suite 210
                                 Provo, UT 84060
                                 (801) 222-9414

                        4,000,000 Shares of Common Stock
                   Price per security (share): $0.05 per share

Maximum Number of                                              Minimum Number of
Securities Offered:                                          Securities Offered:
4,000,000 shares                                                2,000,000 shares

         Investing in Insider Travel Deals.Com involves significant risks. Investors need to read the "Risk Factors" beginning on page 3.

------------------------------- ---------------------------- ---------------------------- ----------------------------

                                         Offering                                                  Proceeds
                                      Price to Public                Commissions                  to Company

   Per Share                             $0.05                          $0.00                      0.05
   Total Minimum                         $100,000                       $0.00                      $100,000
   Maximum                               $200,000                       $0.00                      $200,000
------------------------------- ---------------------------- ---------------------------- ----------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

o At least 2,000,000 shares of common stock must be sold for this offering to close. If at least 2,000,000 shares are not sold, the offering will be canceled and all investor funds will be refunded without interest or deduction of any kind.

o Insider Traveler Deals.Com's officers and directors will attempt to offer and sell all of the shares. No commissions will be paid.

o The net proceeds to Insider Travel Deals.Com shown above is before deduction of offering expenses estimated at $38,000, including legal and accounting fees and printing costs.

o             There is no public market for our common stock.

                 The date of this prospectus is July ___, 1999.

                               PROSPECTUS SUMMARY

     This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.

Insider Travel Deals.Com
------------------------

     Insider Travel Deals.Com was organized as a Nevada corporation on June 11, 1999 to market several travel-related products, including our flagship product, the ITD Travel Club. The ITD Travel Club differs from most travel clubs because it will notify its members via e-mail and fax about new, discounted travel opportunities several times each week. Members will also receive a monthly newsletter, discounts on most airlines, a free resort stay and discount coupons for rental cars, etc. For these services, ITD Travel Club members will pay a monthly subscription fee. Members will be secured directly through the Internet or indirectly through associations and large groups who wish to promote ITD Travel Club as a member benefit. From its customer base of club members, ITD will market other travel-related products.

The Offering
------------

o  Securities                      Up to  4,000,000  shares  of  Insider  Travel
                                   Deals.Com common stock.

o Use of  Proceeds:                Net  proceeds  from  this  offering  of up to
                                   $162,000  will be used to  repay a loan  from
                                   James  Solomon,  Insider  Travel  Deals.Com's
                                   Secretary/Treasurer,    and    for    product
                                   purchases,    general   and    administrative
                                   expenses, and marketing and promotion of products.

o Escrow Account:                  Subscription  proceeds will be deposited into
                                   an  escrow   account   pending   receipt   of
                                   subscriptions     totaling     $100,000    or
                                   termination of the offering.

o This Offering                    This offering  will  close  whenever at least
  Will Expire:                     2,000,000 shares of common stock are sold, or
                                   on November 30, 1999.

o Summary Financial                Insider Travel Deals.Com  was  only  recently
  Data:                            formed and has had no revenues.  We have cash
                                   on hand of $1,300 as of July 21, 1999.

o No Brokerage                     The officers of Insider Travel Deals.Com will
  Commissions:                     offer the shares  and  will not use a broker-
                                   dealer for  this  purpose.   This  will  help
                                   Insider Travel Deals.Com save the cost of broker-dealer help.

                      RISK FACTORS RELATING TO OUR BUSINESS

    o Insider Travel Deals.Com's limited operating history increases the risk of loss to investors.

     We were organized in June 1999 and have only been in operation for a few weeks. To date, our activities have been limited to acquiring and developing data and information dissemination systems, establishing relationships inside the travel industry, and commencing initial marketing and sales efforts. We have not been in business long enough to enable an investor to make an informed judgment as to our future performance. We expect to operate at a loss for a period of at least several months, until we have established a network for the marketing of our products. Even then it will still be uncertain as to whether we can continue to implement our business plan or that we will ever operate profitably.

    o If Insider Travel Deals.Com does not obtain enough money to continue to operate, investors will lose their investment.

    Our ability to implement business activities is dependent on obtaining funding through this offering. The net proceeds from this offering will only be sufficient to fund our operations for a period of six months, if the entire offering is sold, and three months, if only the minimum offering is sold. While we believe the funds from the offering will be sufficient to fund a portion of the initial operating equipment, to cover certain general and administrative expenses and marketing costs, for a period of up to six months, and to repay all of our debt to James E. Solomon, Secretary/Treasurer, the proceeds will be insufficient to cover expanded marketing efforts or to fund any of these costs thereafter. Unless we achieve a positive cash flow from the sale of ITD Travel Club memberships within a few months from the date of this prospectus, we will be in need of additional funds. We cannot be sure that such profitability will be achieved, and unforeseen circumstances could occur which could compel us to seek additional funds, particularly if only the minimum offering is sold. Even if we do achieve a positive cash flow within a few months from the date of this prospectus, of which we are uncertain, we will have very limited funds available for expanded operations. Additional financing may not be available if needed, or if available, may not be available on favorable terms.

    o Investors' money will be used to repay debt an officer.

    James E. Solomon, Secretary/Treasurer, has loaned up to $20,000 to Insider Travel Deals.Com. If the minimum offering is sold, this indebtedness will be repaid, without interest, from the proceeds of this offering.

    o Investors must rely on management of Insider Travel Deals.Com for the success of their investment.

    We will be particularly dependent on I. Mark Faldmo, President, and James E. Solomon, Secretary/Treasurer, in the development and management of our business. Mark Faldmo and James E. Solomon will devote five to twenty hours a week to our affairs, but both Mr. Faldmo and Mr. Solomon have other business interests which will require a substantial portion of their time. While these individuals have a varied business background, neither one of them has extensive experience in the particular business we are undertaking. In addition to these individuals, our success will also depend, in large part, on the efforts of Rick L. Haviland, vice president of research and development, in developing and implementing our services. Rick Haviland will devote 40 hours a week to our business. We have not obtained keyman insurance on the lives of any of these individuals, and do not intend to do so in the foreseeable future. The loss of the services of any one of these individuals could have a substantial detrimental impact.

    o Investors' money may be lost if Insider Travel Deals.Com's products and services are not accepted in the market place.

    We have not conducted any formal independent research or market study to ascertain whether, and to what extent, our products will be accepted by consumers. Our business is being undertaken solely on management's evaluation that we have a product which will be attractive to consumers in the travel market. It is uncertain whether our products will be well received in the marketplace, or that we will be able to create, through our marketing efforts, a demand for our products.

    o Investors must rely on Insider Travel Deals.Com's ability to introduce new products for the success of their investment.

    Our  success  is  dependent  upon our  ability  to design  and  deliver  new products, and to successfully introduce our products into the marketplace. Demand and market acceptance of new products are subject to substantial uncertainty. Achieving market acceptance for our products may require substantial marketing and other efforts and the expenditure of significant funds to create product appeal and acceptance. We have very limited funding for such purposes. The failure of any of our products to gain market acceptance could adversely affect our image and demand for other products.

    o Insider Travel Deals.Com must be able to compete with larger, more established travel companies to be successful.

    Competition in the travel industry is intense. We will be competing with over twenty sizable companies marketing travel clubs in the United States, which are extremely large and financially healthy companies, have a substantial market share and name recognition, and easy access to marketing outlets and capital and capital markets. Many of these companies are able to frequently update and expand products and services and introduce new products and services, and to diversify product and service offerings. Because of the uniqueness of actively disseminating time sensitive travel bargain information, we believe there is a good possibility that we will be able to initially capture a portion of this "niche" market for members-only travel bargain information. However, these other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in this market.

    o Insider Travel Deals.Com does not have long-term agreements with suppliers of discount travel products and services.

    Our primary resource is travel bargain information. We will rely on transportation carriers, lodging properties and resort properties to supply travel bargain information. We do not have any or expect to have any long-term information supply contracts with any entity in the travel industry.

                      GENERAL RISKS RELATING TO INVESTMENT

    o Investors will not have use of their subscription amounts until the offering closes or is terminated.

    The common stock we are offering is offered on a "best efforts" basis, and no individual, firm, or corporation has agreed to purchase any of the offered shares. We are not certain that any or all of the shares will be sold. Provisions have been made to deposit the funds received from the purchase of shares in escrow, and in the event $100,000 is not received by November __, 1999, proceeds so collected will be promptly refunded to investors without paying interest and without deducting expenses. During this escrow period, you will not have use of or derive benefits from your escrowed funds.

    o Investors may have to hold their stock indefinitely because there is no public market for the stock.

    At the present time, there is no public market for our securities. We do not know if a public market for our common stock will develop following the offering. As a result, purchasers of the common stock offered hereby may not be able to liquidate their investment readily, if at all. We have not engaged the services of an underwriter with respect to this offering and, as a result, there is a greater risk that no market for our securities will develop following the offering.

    o Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings.

    All of our 13,000,000 shares of common stock presently outstanding are "restricted securities" within the meaning of the Securities Act of 1933. As such, in the event a public market for the common stock develops in the future, a portion of such stock may be sold as early as June 11, 2000, in reliance on Rule 144 adopted under the Securities Act, if certain specific requirements are met. Investors should be aware that sales under Rule 144 may have a depressive effect on the price of the stock in any market, which may develop.

    o Investors who purchase shares will benefit present stockholders.

    Collectively, the existing stockholders now own 13,000,000 shares of Insider Travel Deals.Com's common stock, for which they paid an aggregate total of $1,300 in cash. If all 4,000,000 shares are sold, the current stockholders will still own approximately 76% of the common stock, and the other purchasers in this offering will own the other 24%, for which they will have paid $200,000 cash. Thus, purchasers in this offering will contribute to the capital of Insider Travel Deals.Com a disproportionately greater percentage than the ownership they receive. Present stockholders will benefit from a greater share of Insider Travel Deals.Com if successful, while investors in the offering risk a greater loss of cash invested if Insider Travel Deals.Com is not successful.

    o The "penny stock" rules could make it more difficult for investors who want to resell their shares.

    Insider Travel Deals.Com common stock might be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange of Act if the shares were to be traded at a price less than $5 per share, if Insider Travel Deals.Com had not yet met certain financial size and volume levels, and if the shares were not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to (1) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (2) disclose certain price information about the stock (Rule 15g-3), (3) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and
(5) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Insider Travel Deals.Com's common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule 15g-9) These requirements discourage broker-dealers from effecting transactions in "penny stocks" and may limit the ability of purchasers in this offering to sell their shares into any secondary market for Insider Travel Deals.Com's common stock.

                                    DILUTION

    As of June 23, 1999, our net tangible book value (total tangible assets less total liabilities) was $1,300, or approximately $0.0001 per share. The following table sets forth the dilution to persons purchasing shares in this offering without taking into account any changes in our net tangible book value after June 23, 1999, except the sale of the minimum and maximum number of shares offered at the public offering price and receipt of the net proceeds therefrom.

--------------------------------------------------------------------------- ---------------------- -------------------
                                                                                  Assuming              Assuming
                                                                                   Minimum              Maximum
                                                                                 Shares Sold          Shares Sold
--------------------------------------------------------------------------- ---------------------- -------------------

     Public offering price per share                                               $0.050                $0.050
     Net tangible book value before offering1                                      $0.0001               $0.0001
     Increase attributable to purchase of shares by new investors                  $0.006                $0.012
     Pro forma net tangible book value after offering2, 3,4                        $0.0042               $0.0096
     Dilution per share to new investors                                           $0.049                $0.0404
     Percent dilution to new investors                                               98%                  85%

--------------------------------------------------------------------------- ---------------------- -------------------

1 Determined by dividing the number of shares of common stock outstanding into the net tangible book value.
2 After deduction of offering expenses estimated at $38,000.

3 These figures do not take into account any events after June 23, 1999, including the loan by our Secretary/Treasurer of additional funds. A substantial portion of such borrowed funds have been used for start-up expenses including salaries and wages. (See "BUSINESS" and "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

                                COMPARATIVE DATA

         The following chart illustrates percentage ownership held by the present stockholders and by the public investors in this offering and sets forth a comparison of the amounts paid by the present stockholders and by the public investors.

--------------------------------------- ------------------------------ ---------------------------- -----------------

                                           Total Shares Purchased          Total Consideration          Average
                                                                                                         Price
                                                                                                       Per Share*
                                        ------------------------------ ---------------------------- -----------------
                                             Number         Percent        Amount        Percent
                                        ----------------- ------------ --------------- ------------ -----------------

  Present Shareholders
         Minimum Offering                 13,000,000         86.7          $1,300          1.3          $0.0001
         Maximum Offering                 13,000,000         76.4          $1,300          0.6          $0.0001
    New Investors
         Minimum Offering                  2,000,000         13.3        $140,000         98.7          $0.0505
         Maximum Offering                  4,000,000         23.6        $200,000         99.35         $0.0505
--------------------------------------- ----------------- ------------ --------------- ------------ -----------------

 * The price per share of the present stockholders considers only the cash contribution by such stockholders, and does not take into account other contributions by such stockholders, including the contribution of products and services contributed.

                                 USE OF PROCEEDS

    We estimate net proceeds from the sale of all 4,000,000 shares of common stock to be approximately $162,000, if the entire offering is sold, after deducting expenses of this offering. If only the minimum offering is sold, we will receive net proceeds of approximately $62,000, after deduction of such offering expenses.

    The Company proposes to use the net proceeds from this offering in the following general amounts and order of priority:


--------------------------------------------------------- ------------------------------ ----------------------------
                                                                Assuming Minimum              Assuming Maximum
                                                                 Shares Sold(1)                Shares Sold(1)
                                                          ------------------------------ ----------------------------
                                                               Number         Percent        Amount       Percent
                                                          ----------------- ------------ ---------------- -----------


  1.  General administrative expenses, telephone,
      reproduction, and general office costs (2,3)              $20,000       32.2        $  92,000         56.8

  2.  Repayment of indebtedness to officer and director (4)     $20,000       32.2        $  20,000         12.3

  3.  Marketing and promotional costs (5)                        $7,000       11.3        $  20,000         12.3

  4.  Management compensation                                   $15,000       24.3        $  30,000         18.6
                                                                -------       ----        ---------         ----
                                         TOTAL                  $62,000       100%        $ 162,000         100%

--------------------------------------------------------- ----------------- ------------ ---------------- -----------

1 These expenditures represent estimates based on our present intentions for the first six months of our operations. We may make minor changes in the use of proceeds if dictated by market conditions.

2 We contemplate these costs will increase proportionately if more than the minimum offering is sold, in order to cover additional general and administrative costs necessary as a result of expanded operations.

3 Our current overhead is limited to telephone, telefax, reproduction, mailing and other miscellaneous expenses.

4 James E. Solomon, Secretary/Treasurer, has loaned Insider Travel Deals.Com the sum up to $20,000, which has been used to fund start-up operations. Mr. Solomon will be repaid in full, without interest, from the net proceeds of the offering. (See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

5 Represents amounts for travel to establish a distributor network; the preparation and production of promotional materials; and other general marketing and promotional activities. (See "BUSINESS--Marketing").


    The net proceeds from this offering will fund operations for period of up to six months. If only the minimum offering is sold, the net proceeds will fund Insider Travel Deals.Com for an even shorter period. Therefore, within a few months from the completion of the offering, we will either need to be operating profitably so as to fund our operations from cash flow, or be required to seek additional debt or equity capital. In addition, financial circumstances could occur that could compel us to seek additional funds even sooner. Moreover, we will need additional capital should we decide to significantly expand operations. We cannot be certain that additional funds will be available when needed, or if available, on favorable terms.

    We do not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

                                    BUSINESS

General
-------

    Insider Travel Deals.Com is a Nevada corporation organized for the purpose of marketing several travel-related products, including our flagship ITD Travel Club. The ITD Travel Club differs from most travel clubs because it will actively notify its members via e-mail and fax about new, discounted travel opportunities several times each week. Members will also receive a monthly newsletter, discounts on most airlines, a free resort stay and discount coupons for rental cars, etc. For these services, ITD Travel Club members will pay a monthly subscription fee. Insider Travel Deals.Com will attempt to secure members directly through the Internet or indirectly through associations and large groups who wish to promote the ITD Travel Club as a member benefit. From our customer base of club members, we will market other travel-related products.

    Our service is delivery of travel bargain information. We have completed the development of our initial products and services, and have established relationships with transportation carriers, lodging properties and resort properties, and suppliers of the travel bargain information. We believe that we will be able to provide travel bargain information to our customers. However, we may not be successful in any of these efforts. We are a newly organized corporation and have no history of operations.

Plan of Operations
------------------

    We have completed the development of our initial products and services. We plan to devote our efforts in the next twelve months to marketing and promoting our products and services for the purpose of establishing them in the market place. Prospective sources of information, such as, transportation carriers, lodging properties and resort properties have been identified and management is undertaking initial discussions with such entities. As soon as reasonably practicable following this offering, we plan to enter into additional travel bargain information supply arrangements with selected carriers and properties in the industry. At the same time, we will continue with efforts to directly market our products and services.

    If the maximum offering is completed, we believe we will have sufficient funding to satisfy our cash requirements for the next six months. If only the minimum offering is sold, our funds will be very limited, and we may need to seek additional debt or equity capital to meet our cash requirements unless net revenue from sales of products generates sufficient capital. Revenue from operations may not be sufficient to provide us with funds to meet our cash requirements.

Industry and Market Overview
----------------------------

    The travel industry is an approximately $500 billion industry. Travel revenues have increased 41% over the past decade. Approximately six million travelers currently book trips online each year. Some estimates anticipate that number to double in the next three years.

    Although we have not conducted any formal market studies or analyses of the travel industry in undertaking our business, management believes a few trends are apparent. First, the travel industry in general has enjoyed eight consecutive years of growth and it appears that it will continue to grow. Secondly, the use of the Internet to obtain information regarding travel and to book trips has expanded considerably over the past several years. Consequently, management believes that up-to-the-minute supply of travel bargain information over the Internet has profit potential.

    The travel industry is cyclical with consumer spending tending to decline during periods of recession when discretionary income decreases. Our travel products could be considered as luxury items. With any decline in consumer spending, there exists the possibility that we may not be able to successfully market our products. Our industry and the market for the end products we develop are also subject to changing consumer demands and trends and while travel has grown significantly over the past several years, we cannot be certain that such growth will continue or that these trends will not be reversed. Our success will depend on our ability to anticipate and respond to changing consumer demands and trends and other factors affecting the travel industry. Failure to respond to such factors in a timely manner could have a material adverse effect.

Products
--------

    Travel clubs normally provide their members with a directory of hotels offering discounted rates as well as some coupons for savings on rental cars and theme parks. Members receive these printed materials for an annual membership fee. We will provide similar services, plus, the additional service of actively supplying our members with updates of travel bargain information of which the public is generally unaware. Many travel carriers, lodging properties and resort properties will only offer discounted prices through 'quiet' distribution channels for fear that public advertising of dramatic discounts would generate a fury from the travelers who already paid full price. We, as a 'quiet' distributor, intend to supply our customers with such discounted prices. We will also supply to our customers non-commissionable discounts that are usually not sold by conventional agencies.

    Insider Travel Deals.Com believes that these types of travel bargains will be continually found by its research staff through their numerous industry contacts. New travel bargains will be communicated to the ITD Travel Club members via e-mail or fax transmission as soon as they become available, often several times each week. Customers will also receive monthly, multi-page newsletters listing hundreds of travel bargains plus travel suggestions and hints, a one time, free three day, two night stay at one of 140 luxury resorts and discounts of 5-50% off most airline tickets.

    We do not currently have, and do not expect to have, any long-term contracts with any transportation carriers, lodging properties, resort properties or other sources of travel bargain information and deals. We cannot be certain that our relationships with transportation carriers, lodging properties, resort properties or other sources of travel bargain information will continue or that alternative sources can be established.

Marketing
---------

    The profile of the targeted club member is an individual who takes more than two trips per year other than by automobile. Travel Institute of America indicate 104.2 million Americans take two such trips annually. Industry data shows that the average American family of four makes 2.4 trips per year with an average stay of 7.4 nights and that 25% of travelers in this category already use the Internet. This trend of Internet usage is expected to increase to 65% by 2002. Insider Travel Deals.Com will attempt to reach these targeted individuals via the following three major distribution channels:

o         direct to consumers via the Internet;
o indirectly through associations/groups that use the Club as a member benefit; and
o indirectly through independent distributors who wish to own their own Internet-based, travel-related business.

    We will offer a free, thirty-day membership in the Club. Members may keep the benefits they have received, including the free three day, two night resort stay even if they do not extend beyond the free period. To assure high retention, the ITD Travel Club will capture the member's credit card information upon the initial enrollment. Under those terms, if the member wishes to continue his or her membership, he or she does not have to take any action. Rather, the credit card is automatically charged each month until membership is canceled.

    Internet Sales. The Internet is impacting the travel industry because of the ease of obtaining information. Twenty-five percent of our target market uses the Internet for travel information. We intend to profit from this trend by directly enrolling members via the Internet. Display ads in numerous magazines read by frequent travelers and website banners on travel related websites will be used to attract traffic to our website. We will also seek free publicity through press releases and editorial features.

    Sales Through Associations and Groups. We will attempt to attract new customers through existing associations and groups. Such entities may give us access to large databases and provide endorsements of our services. We will seek to have details of our services included on existing communiques of such entities--an inexpensive source of exposure for the ITD Travel Club. As an incentive, we may offer commissions to associations and groups that promote the ITD Travel Club as a benefit to their members.

    Sales Through Independent Distributors. We will also utilize home-based businesses to market our services by recruiting independent distributors who wish to own their own travel-related business. Those distributors can purchase a distributorship kit for under $200 that will allow them to enroll new members utilizing the free thirty-day membership. Distributors receive ongoing commissions of 20% of membership fees of people they enroll. These distributors will be recruited via display ads in business opportunity magazines as well as direct mailings to targeted mailing lists.

    We may be unsuccessful in our efforts to establish sales via print and Internet advertising, through associations and groups or through a network or broker representatives, as described above. Due to our extremely limited resources, we may not be able to pursue many of these marketing strategies simultaneously without substantial additional capital.

    Pricing and Profit. We will attempt to price our products so as to achieve a gross profit margin of 30% or more. We anticipate that a monthly membership will cost $9.99.

Competition
-----------

    Competition in the travel industry is intense. We will be competing with over twenty sizable companies marketing travel clubs in the United States, which are extremely large and financially healthy companies, that have a substantial market share and name recognition, and easy access to marketing outlets and capital and capital markets. Many of these companies are able to frequently update and expand products and services and introduce new products and services, and to diversify product and service offerings. Because of the uniqueness of actively disseminating time sensitive travel bargain information, we believe there is a good possibility we will be able to initially capture a portion of this "niche" market for members-only travel bargain information. However, other companies with substantially greater financial, creative and marketing resources, and proven histories, may enter into and effectively compete in this market.

    Our method of actively disseminating time sensitive travel bargain information via the Internet and fax is almost identical to the method used by a travel club developed in 1998 and owned by Columbus Companies, Inc. in Bountiful, Utah. Columbus Companies sends e-mail and fax messages regarding time sensitive travel bargain information to approximately 700 members. We will be in direct competition with Columbus companies. We believe that our marketing efforts and services will be superior to Columbus Companies' travel club and we should be able to establish a membership base. However, Columbus Companies may improve its marketing efforts and services and maintain its market position or its current marketing efforts and services maybe sufficient to maintain its market position regardless of our efforts.

Employees
---------

    We presently employ our officers and directors, and certain clerical staff on an "as needed" basis. As our business grows, we anticipate that we will need to employ additional salaried clerical staff and sales personnel.

Offices
-------

    We are presently negotiating to lease approximately 1,000 square feet of office space and related equipment and resources, including computers, a web/e-mail server, a blast fax, printers, typewriters, desk, conference table and cabinets. The monthly lease rate will be approximately $1,500 per month. We believe this office space and related equipment is adequate for our foreseeable needs.

Computer and Internet Services
------------------------------

    We will need a web/e-mail server to send e-mail to our members. In the event we cannot lease such equipment, we will need to allocate $2,500 to $15,000 for a web/e-mail server that can adequately disseminate information to up to 50,000 members while simultaneously supporting our set site.

                             MANAGEMENT'S DISCUSSION
                        AND ANALYSIS OR PLAN OF OPERATION

Overview of Business Plan
-------------------------

    Insider Travel Deals.Com's purpose is to market travel-related products, including the ITD Travel Club. The ITD Travel Club will notify its members via e-mail and fax about new, discounted travel opportunities several times each week. ITD Travel Club members will also receive a monthly newsletter, a free resort stay, and discounts on airline travel and rental cars. For these services, ITD Travel Club members will pay a monthly subscription fee.

    Insider Travel Deals.Com believes that a significant portion of the public uses the Internet in making travel arrangements. While no formal market studies have been completed, we believe there is a market "niche" for a business that can provide up-to-the-minute discount travel information. Because Insider Travel Deals.Com has little operating capital, it has not entered into any agreements with travel companies nor has it recruited any members.

Results of Operations
---------------------

    Insider Travel Deals.Com was organized on June 11, 1999 and has not had any revenues. It has used shareholder equity and borrowed funds to provide cash for ongoing expenses.

Financial Condition
-------------------

    Insider Travel Deals.Com had cash of $1,300 on hand at June 23, 1999, far less than it requires to pay the expenses of this offering and other operating costs it may incur. Since June 23, 1999, it has used borrowed funds to pay operating costs.

    If Insider Travel Deals.Com is unsuccessful at raising the $200,000 sought from this offering, it will appear to be unable to continue in the development and implementation of its business without some other source of equity funding. It is unlikely that debt funding will be possible in amounts necessary to achieve the business plan.

                        SECURITY OWNERSHIP OF MANAGEMENT
                           AND CERTAIN SECURITYHOLDERS

    The following table sets forth, as of the date of this prospectus, the aggregate number of shares of common stock owned of record or beneficially by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and shareholdings of each officer and director and all officers and directors as a group:


----------------------------------------------------------- --------------- -------------- ---------------------------

                                                              Number of                            After Offering
                    Name/Address of 5%                          Shares         Before
            Shareholders, Officers & Directors                  Owned1        Offering         Minimum       Maximum
----------------------------------------------------------- ----------------------------------------------------------

  Principal Shareholders:
       I. Mark Faldmo                                         6,500,000         50.0%         43.3%         38.1%
              5252 North Edgewood Drive
              Suite 210
              Provo, UT 84604
       James E. Solomon
              5252 North Edgewood Drive                       6,500,000         50.0%         43.3%         38.1%
              Suite 210
              Provo, UT 84604
  Officers and Directors:
       I. Mark Faldmo
              See above
       James E. Solomon                                           "               "             "             "
              See above
All officers and directors as a group (3 persons)
                                                                  "               "             "             "

                                                              13,000,000        100%          86.6%         76.4%
----------------------------------------------------------- --------------- -------------- ------------- -------------

1 All shares are held beneficially and of record, and each record shareholder has sole voting, investment, and dispositive power.

                          DIRECTORS, EXECUTIVE OFFICERS
                      AND SIGNIFICANT EMPLOYEES AND PARTIES

Officers And Directors
----------------------

     The following table sets forth the names, age, and position of each of our directors and executive officers.

    Name                              Age       Position and Office Held
    ----                              ---       ------------------------

I. Mark Faldmo                        48        President and Director
James E. Solomon                      49        Secretary/Treasurer and Director
Rick L. Haviland                      39        Vice President

     Each of the above individuals, became an officer and director in connection with our organization. The term of office of each officer and director is one year or until his successor is elected and qualified.

Biographical Information
------------------------

     Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any management functions for the Company.

     James E. Solomon
     ----------------

     James E. Solomon is a successful entrepreneur specializing in business startups, turn arounds, mergers and acquisitions. He is a Certified Public Accountant and holds Series 6 and 63 Securities Licenses. He is currently the Principal in Solomon Advisory Services as well as Tarkenton & Solomon (a marketing firm with Fran Tarkenton). Mr. Solomon serves as an Adjunct Professor in the Graduate School of Business at the University of Utah where he teaches entrepreneurism. Mr. Solomon is also a Director of Hart Technologies (a publicly held scientific measurement company).

     From 1995 to 1997, he was President of Borges Lamont, an Inc. 500 company. From 1985 to 1988, Mr. Solomon was President of Rich Automation, a manufacturer of factory automation equipment. Prior to that, he was General Manager of Fountain Fresh, Inc., a producer of beverage dispensing equipment from 1984 to 1985. From 1980 to 1983, Mr. Solomon was a Vice President of Farm Management Company, the world's largest agricultural company. From 1972 to 1980, Mr. Solomon held several management positions at Exxon Corporation. Mr. Solomon graduated in Finance, magna cum laude, from the University of Utah.

     I. Mark Faldmo
     --------------

     I. Mark Faldmo's travel career began at a young age with his family's travel agency. He expanded this agency to include commercial travel services to business travelers as well as individual vacation travel packages. In 1983, he and four other partners merged their businesses, which grew into a $30 million company. This led them to an opportunity to merge with Morris Travel in Salt Lake City. Mr. Faldmo was a principal owner of Morris Travel, the 20th largest travel agency in the U.S. with annual revenues in excess of $150 million at the time it was sold. At Morris, Mr. Faldmo was the Chief Operating Officer. During this time, he developed many sources for discount travel opportunities. Mr. Faldmo's expertise is in the operational and financial aspect of travel. He has served on the boards of several leading travel companies in the United States, including a four-year term as Chairman of Carlson Travel's National Advisory Board, a member of Disney's Travel Advisory Board as well as a Chamber of Commerce President. Mr. Faldmo received a degree in Business Administration from Utah State University.

     Rick L. Haviland
     ----------------

     Rick L. Haviland brings nearly seventeen years of experience in travel and tourism to the Company. His career began overseas where he managed the corporate travel for a multi-national organization. Mr. Haviland is also able to provide invaluable insight into current and emerging trends and developments in the highly volatile world of travel through his continued analysis of the industry. Prior to joining the Company, he was Director of Supplier Relations for a large national travel network. Mr. Haviland holds a degree in Business Administration and Management from the University of Phoenix.

Remuneration of Officers and Directors
--------------------------------------

     We have employment agreements with Rick Haviland and Mark Faldmo. Compensation will be based on the Company's number of customers. A customer is a member who has paid the monthly membership fee in the most recent month. Compensation calculations shall be as follows:


---------------------------------------- -------------------------------------- --------------------------------------
                                                                                                Total
                Officer                           Number of Customers                   Monthly Compensation
---------------------------------------- -------------------------------------- --------------------------------------

         Mark Faldmo                              0 - 5,000                                    $5,000
               President                          5,000 - 10,000                               $5,500
                                                  over 10,000                                  $6,000

         Rick Haviland                            0 - 5,000                                    $    0
               Vice President                     5,000 - 10,000                               $2,500
                                                  10,000 - 20,000                              $3,500
                                                  over 20,000                                  $5,000

---------------------------------------- -------------------------------------- --------------------------------------

     There are no other agreements or arrangements, express or implied, between us and any other officer or director, regarding any other form of compensation, including stock options, warrants, employment incentives, or the like.

Significant Employee
--------------------

     Except for its officers and directors, the Company has no significant employees.

Significant Parties
-------------------

     Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties":


---------------------------------------------- -----------------------------------------------------------------------

         (1) Officers and Directors                                           Address
---------------------------------------------- -----------------------------------------------------------------------

         I. Mark Faldmo                        Business:         5252 North Edgewood Drive, Suite 210
                                                                 Provo, UT 84604

                                               Residence:        163 West Canyon View Drive
                                                                 Farmington, UT 84025

---------------------------------------------- -----------------------------------------------------------------------

         James E. Solomon                      Business:         5252 North Edgewood Drive, Suite 210
                                                                 Provo, UT 84604

                                               Residence:        2051 North Kingston Road
                                                                 Farmington, UT 84025

---------------------------------------------- -----------------------------------------------------------------------

         Rick L. Haviland                      Business:         5252 North Edgewood Drive, Suite 210
                                                                 Provo, UT 84604

                                               Residence:        11086 Sandy Dunes Drive
                                                                 Sandy, UT 84094

---------------------------------------------- -----------------------------------------------------------------------

(2)    Record owners and beneficial owners of    See "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".
       5 percent or more of any class of the
       Company's securities:

(3)    Promoters:                                None, except for officers and directors.

(4)    Affiliates of the Company:                None, except for officers and directors.

(5)  Counsel to the Issuer:                      Ray, Quinney & Nebeker
                                                 79 South Main
                                                 Salt Lake City, UT 84145

                                                 Craig Wangsgard
                                                 3106 Homestead
                                                 Park City, UT 84098


                           INTEREST OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS

Purchase of Stock at Organization and Capital Contributions
-----------------------------------------------------------

     All of the shares of common stock presently issued and outstanding are "restricted securities" as that term is defined under the Securities Act and, as such, may not be sold in the absence of registration under the Securities Act or the availability of an exemption therefrom. Under current law, such shares could not be sold for a period of at least one year from the date on which they are purchased, and then only under limited circumstances. (See "DESCRIPTION OF SECURITIES.")

     There have been no additional capital contributions since the purchase of the 13,000,000 shares of stock.

Loans From Secretary/Treasurer
------------------------------

     From  the  date  of  organization   of  the  Company,   James  E.  Solomon,
Secretary/Treasurer, has loaned to the Company up to $20,000 in cash, to fund Company operations. The Company will repay this indebtedness, without interest, to Mr. Solomon if the offering is sold.

                            DESCRIPTION OF SECURITIES

General
-------

     Insider Travel Deals.Com is authorized to issue 105,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.0001 per share, of which 13,000,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.01 (the "preferred stock"), of which no shares have been issued.

Common Stock
------------

     Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

     Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

     Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock
---------------

     The board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

     We do not have any plans to issue any shares of preferred stock. However, we consider it desirable to have one or more classes of preferred stock to provide us with greater flexibility in the future in the event that we elect to undertake an additional financing and in meeting corporate needs that may arise. If opportunities arise that would make it desirable to issue preferred stock through either public offerings or private placements, the provision for these classes of stock in our certificate of incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock would result, however, in a series of securities outstanding that may have certain preferences with respect to dividends, liquidation, redemption, and other matters over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right that may be attached to the preferred stock may also result in the dilution of the net income per share and net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine the respects in which a particular series of preferred stock will be superior to Insider Travel Deals.Com's common stock. The board of directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any such stock on terms which it deems are not in our best interest or the best interests of our stockholders.

Resale of Outstanding Shares
----------------------------

     All 13,000,000 shares of the common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90-day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Consequently, in June 2000, shares of common stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions. In addition, in June 2001, all 13,000,000 shares now issued and outstanding will be eligible for resale without regard to such restrictions if the holders of such shares are not then affiliates of the issuer and have not been so for three months prior to such sale. We contemplate that Mark Faldmo and James E. Solomon, officers and directors and holders of the outstanding shares, will continue to be our affiliates over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, have a depressive effect on the price of the common stock in any market which may develop.

Transfer and Warrant Agent
--------------------------

     Our  transfer  agent  is  Interwest  Transfer  Company,   Inc.,  1981  East
Murray-Holladay Road, Holladay, UT 84117.

                              PLAN OF DISTRIBUTION

     We are offering the common stock to the public on a "best efforts, 2,000,000 share minimum 4,000,000 share maximum" basis. There can be no assurance that any of the shares will be sold. If we fail to sell at least 2,000,000 shares within the offering period (four months from the date of this prospectus), the offering will be terminated and subscription payments will be promptly refunded in full to subscribers, without paying interest or deducting expenses. If the minimum number of shares is sold within the specified period, the offering will continue until five months following the date of this prospectus, all offered shares are sold, or terminated by us, whichever occurs first.

     All subscription payments should be made payable to "Brighton Bank-- INSIDER TRAVEL DEALS.COM, Inc. Escrow Account." We will deposit subscription payments no later than noon of the next business day following receipt in the escrow account maintained by Brighton Bank, 311 South State Street, Salt Lake City, UT 84111, as escrow agent, pending the sale of at least 2,000,000 shares within the specified period. Such subscription payments will only be released from the escrow account if the minimum number of shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of such funds during the escrow period, which may last as long as four months.

     The shares of common stock in this offering will be offered and sold by our officers and directors who will receive no compensation therefor, except reimbursement of expenses actually incurred in connection with such activities. We have no plans, proposals, arrangements or understandings with any potential sales agent with respect to participating in the distribution of the common stock. If we later decide to seek the participation of any potential sales agent, the registration statement of which this prospectus is a part, will be appropriately amended to identify such persons.

     There are no formal arrangements between us and our officers and directors pursuant to which shares in the offering will be reserved for sale to person(s) designated by such officers and directors or their affiliates. However, officers and directors and their affiliates, may purchase shares in the offering in an aggregate amount of not more than 20% of all offered shares. Since shares may be offered and sold by officers and directors, it is likely that officers, directors, or their affiliates desiring to purchase shares in the offering will be able to do so.

     Since we are not utilizing the services of an underwriter for the offer and sale of the shares in this offering, the independent "due diligence" review of our affairs and financial condition that is usually performed by an underwriter has not been performed with respect to this offering. In addition, since the offering is not being underwritten by a broker-dealer which would ordinarily be expected to publish quotations for and make a market in the offered securities following the offering, no assurance can be given that any market for the common stock will develop following the offering or, that if such a market should develop, it will be maintained. We have not had any discussions with any broker-dealer firms regarding the possibility of making a market in the common stock following the offering.

     Prior to this offering, there has been no established market for our common stock. Until __________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. We have arbitrarily determined the initial public offering price of the shares and it bears no relationship to our book value, earnings, or any other recognized criteria of value.

                                LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings, or governmental agency proceedings, and no such action by or, to the best of our knowledge, against us has been threatened.

                                     EXPERTS

     We have not engaged any expert or attorney on a contingent basis, nor is any expert or attorney to receive a direct or indirect interest in our securities. In addition, no expert or attorney is, or was, a promoter, underwriter, voting trustee, director, officer or employee.

     Ray, Quinney & Nebeker, 79 South Main, Salt Lake City, UT 84145, our securities counsel, will render an opinion that the common stock being offered hereby, when issued, will be fully paid and non-assessable under the Nevada Revised Statutes.

     The financial statements included in this prospectus, to the extent and for the periods indicated in its report, has been included herein and in the Registration Statement in reliance on the report of Child & Company, PC, our independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               FURTHER INFORMATION

     We have filed with the Securities and Exchange Commission ("Commission"), a Registration Statement on Form SB-1, SEC File No. _________ under the Securities Act with respect to the securities offered by this prospectus. This prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits and other schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit. Copies of the complete Registration Statement, including exhibits may be examined at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or copies may be obtained from this office on payment of the usual fees for reproduction. In addition, the Commission maintains a web site (address: http. //www.sec.gov), that contains reports, proxy and information statements and other information regarding issuers, including Insider Travel Deals.Com, Inc., that file electronically with the Commission.

     Until ___________, 1999 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. 483089

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                          Audited Financial Statements

              For the period from June 11, 1999 (date of inception)
                                to June 23, 1999
                       with Report of Independent Auditors

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                          Audited Financial Statements
                                  June 23, 1999





Contents

Report of Independent Auditors................................................F1

Audited Financial Statements

Balance Sheet.................................................................F2
Statement of Operations and Retained Earnings.................................F3
Statements of Cash Flows......................................................F4
Notes to Financial Statements.................................................F5

Child & Company

A Professional Corporation of  CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
265  EAST  100  SOUTH,  SUITE  300,  SALT  LAKE  CITY, UT  84111
PHONE: (801) 534-0774  FAX: (801) 359-2320





                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Shareholders and Officers
Insider Travel Deals.Com, Inc.

We have audited the accompanying balance sheet of Insider Travel Deals.Com, Inc. (a development stage enterprise) as of June 23, 1999, and the related statement of operations and retained earnings and cash flows for the period from June 11, 1999 (date of inception) to June 23, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insider Travel Deals.Com, Inc. as of June 23, 1999, and the results of its operations and its cash flows for the period from June 11, 1999 (date of inception) to June 23, 1999 in conformity with generally accepted accounting principles.



/s/ Child & Company

 June 24, 1999






                                       F1

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                                  June 23, 1999






Assets
Current Assets:
       Cash and cash equivalents            $     1,300
                                            -----------
Total assets                                                         $     1,300
                                                                     ===========

Stockholders' equity
Stockholders' equity - Note 2
       Common stock, $.0001 par value 100,000,000
           shares authorized, 13,000,000 shares
           issued and outstanding                                          1,300
                                                                     -----------

Total stockholders' equity                                           $     1,300
                                                                     ===========

                        See notes to financial statements

                                       F2

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                  Statement of Operations and Retained Earnings
              For the period from June 11, 1999 (date of inception)
                                to June 23, 1999



Revenues                                                             $         0

Expenses                                                                       0
                                                                     -----------

Net Income/loss                                                                0
                                                                     -----------

Retained earnings during development stage                           $         0
                                                                     ===========










                        See notes to financial statements

                                       F3

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows
              For the period from June 11, 1999 (date of inception)
                                to June 23, 1999



Cash flows from operating activities
       Net income/loss                                               $         0
                                                                     -----------

       Net cash provided by operating activities                               0

Cash flows from investing activities                                           0

Cash flows from financing activities
       Capital contributions from shareholders                             1,300
                                                                     -----------

       Net cash provided by financing activities                           1,300
                                                                     -----------

Net increase in cash                                                       1,300
       Cash at beginning of period                                             0
                                                                     -----------
Cash at June 23, 1999                                                $     1,300
                                                                     ===========

Supplemental disclosures
       Cash interest paid                                            $         0
       Income taxes paid                                             $         0
       Non-cash investing and financing activities                   $         0




                        See notes to financial statements

                                       F4

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                          Notes to financial statements
                                  June 23, 1999


Note 1 - Summary of Significant Accounting Policies and Business Activity

The summary of significant accounting policies of Insider Travel Deals.Com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was organized in the state of Nevada on June 11, 1999 for the purpose of providing wholesale travel services over the Internet. The Company has adopted a December 31 accounting year end.

The Company has not realized revenues from the sale of products or services and, accordingly, is considered to be in its development stage. Management makes no representations regarding the Company's ability to continue as a going concern if, or when, it commences its primary business activity. The Company's business is expected to take place primarily in the state of Utah where its headquarters will be located.

Significant Accounting Policies

Revenue Recognition

The Company records revenues as services are performed and as the customer is billed or payment received.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less to be cash equivalents.

Fixed Assets

Depreciable fixed assets will be stated at cost and depreciated using the straight-line method based on estimated useful lives.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities as well as footnote disclosures included in the financial statements.

                                       F5

                         Insider Travel Deals.Com, Inc.
                        (A Development Stage Enterprise)
                          Notes to financial statements
                                  June 23, 1999

Significant Accounting Policies (continued)

Taxes Bases on Income

Deferred taxes are provided for items recognized in different periods for financial and tax reporting purposes in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

Recently Issued Pronouncements

In June 1997, the FASB issued SFAS 130, Reporting Comprehensive Income. The Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS 130 with no financial statement impact.

In June 1997, the FASB issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The Statement requires public business enterprises to report certain information about operation of segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS 131 will be effective for fiscal years beginning after December 15, 1997. The Company had adopted SFAS 131.

Credit Risk

The Company's customers may include individuals and companies that may be affected by changing economic conditions. The Company will establish policies that will mitigate its credit risk.

Note 2 - Shareholders' Equity

The Company has issued 13,000,000 shares of common stock in return for $1,300 cash equal to par value.

The Company is authorized to issue 5,000,000 shares of .001 par value preferred stock. The Company's board of directors has not yet designated voting rights, liquidation preferences or redemption rights as well as convertibility features with regards to the preferred stock. To date, no shares of preferred stock have been issued.


                                       F6

No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by Insider Travel Deals. Com. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in the affairs of Insider Travel Deals. Com since the date hereof.


                                TABLE OF CONTENTS

                                                                            Page

PROSPECTUS SUMMARY.............................................................2
RISK FACTORS RELATING TO OUR BUSINESS..........................................3
GENERAL RISKS RELATING TO INVESTMENT...........................................5
DILUTION.......................................................................6
COMPARATIVE DATA...............................................................7
USE OF PROCEEDS................................................................7
BUSINESS.......................................................................9
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....................13
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS..................14
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES AND PARTIES...........14
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.....................18
DESCRIPTION OF SECURITIES.....................................................18
PLAN OF DISTRIBUTION..........................................................20
LEGAL PROCEEDINGS.............................................................21
EXPERTS.......................................................................21
INDEMNIFICATION OF OFFICERS AND DIRECTORS.....................................22
FURTHER INFORMATION...........................................................22

                         Insider Travel Deals.Com, Inc.
                        4,000,000 shares of common stock
                                   PROSPECTUS
                                  July __, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.       INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------       -----------------------------------------

     Section 78.7502 of the Nevada Revised Statutes provides in relevant part as follows:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense. The Company's articles of incorporation do not contain a specific indemnification provision for its officers, directors and employees. However, Article V of the Company's articles of incorporation provides that an officer and director of the Company does not have any personal liability to the Corporation or its stockholders for breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes as amended from time to time. Accordingly, the Company intends to limit the liability of its officers and directors to the full extent allowed under Nevada corporate law.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer or director in the successful defense of any action, suit, or proceeding) is asserted by such officer or director in connection with the securities being registered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (See "ITEM 26. UNDERTAKINGS").


ITEM 2.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
-------       -------------------------------------------

     The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:

1.       SEC filing fee                                                  $   100
2.       Auditing fees*                                                    2,000
3.       Legal fees*                                                      25,000
4.       Blue Sky fees and expenses (including counsel fees)*              3,000
5.       Transfer agent's fees*                                            1,900
6.       Printing, including registration statement and prospectus*        4,000
7.       Miscellaneous costs and expenses**                                2,000
                                                                         -------
                           TOTAL                                         $38,000

 *   Except for the SEC filing fees, all of the foregoing items are estimates.
**   Includes fees for electronic (Edgar) filings

ITEM 3.       UNDERTAKINGS
-------       ------------

POST-EFFECTIVE AMENDMENTS [Regulation S-B, Item 512(a)]

     The undersigned registrant hereby undertakes:

         (1)      To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (i)      To  include  any prospectus required by Section 10(a)
                           (3) of the Securities Act;

                  (ii) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.       UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
-------       ------------------------------------------------------

     The Company sold 13,000,000 shares of its Common Stock to Mark Faldmo and James E. Solomon, officers and directors in connection with organization of the Company. The Common Stock was sold for cash at an aggregate price of $ 1,300, and no commissions or discounts were paid or given in connection therewith. See prospectus under the caption, "INTRODUCTION" and "CERTAIN TRANSACTIONS: Purchase of Stock at Organization," which is incorporated herein by reference.

     The Common Stock was issued in the transactions described above in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof and applicable exemptions thereunder. The two persons who purchased Common Stock of the Company in these transactions were officers and directors, and are sophisticated and experienced investors. Both purchasers were aware at the time of their purchase of all material information concerning the Company's proposed business and financial affairs at the time of the transactions and were, in fact, in possession of all pertinent information regarding the Company. These two individuals were instrumental in organizing the Company and creating all such information. Both of these individuals executed an investment letter in connection with his purchase of shares of the Company, whereby each of them acknowledged that he was obtaining "restricted securities" as defined in Rule 144 under the Securities Act; that such shares cannot be transferred without appropriate registration or exemption therefrom; that they must bear the economic risk of the investment for an indefinite period of time; that they would not sell the securities without registration or exemption therefrom; and that the Company would restrict the transfer of the securities in accordance with such representations. Each person agreed that any certificate representing such shares would be stamped with the usual legend restricting the transfer of such shares. Each certificate representing such shares bears a legend prohibiting the sale of such shares pursuant to Rule 144 until one year after the purchase of such shares and full payment therefor.


ITEM 5.       INDEX TO EXHIBITS
-------       -----------------

     Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of Part II.

--------------------------------------------------------------------------------

 Exhibit No.     SEC Reference No.            Title of Document
 -----------     -----------------            -----------------

   3.1                                   Articles of Incorporation
   3.2                                   Bylaws
    5                                    Opinion Regarding Legality on Shares
  23.1                                   Consents
  23.1                                   Consent of Counsel to Issuer
  99.1                                   Subscription Agreement
  99.2                                   Escrow Agreement

--------------------------------------------------------------------------------


ITEM 6.       DESCRIPTION OF EXHIBITS
-------       -----------------------

   Exhibit No.           Description of Exhibit
   -----------           ----------------------

      3.1              Articles of Incorporation
      3.2              Bylaws
       5               Opinion on Legality of Shares
     23.1              Consent of Child & Co.
     23.2              Consent of Counsel to Issuer (included in Exhibit 5)
     99.1              Subscription Agreement
     99.2              Escrow Agreement


SIGNATURES
----------

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Provo, State of Utah, on July __, 1999.


                                          REGISTRANT:

                                          By:  /s/ I. Mark Faldmo
                                          --------------------------------
                                          I. Mark Faldmo, President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                          /s/ I. Mark Faldmo
                                          --------------------------------
                                          I. Mark Faldmo, President
                                          Officer and Director

                                          Date:  08/09/99




                                          /s/ James E. Solomon
                                          --------------------------------
                                          James E. Solomon, Secretary/Treasurer
                                          Officer and Director

                                          Date:  08/09/99

Dated Filed:  July __, 1999

SEC File No. ___________

483089